FOR IMMEDIATE RELEASE	NR10-18

DYNEGY SETS THE RECORD STRAIGHT: THE TRUTH ABOUT ASSET SALES, DIVIDENDS AND DEBT FACILITIES

Dynegy’s Board of Directors Recommends Stockholders Vote FOR the Merger Agreement with Blackstone at November 17, 2010 Special Meeting of Stockholders

HOUSTON – October 19, 2010 – Dynegy Inc. (NYSE: DYN) today announced that it is filing with the Securities and Exchange Commission (“SEC”) an update to its previously filed investor presentation that clarifies certain misconceptions and contains additional important facts related to Dynegy’s previously announced merger agreement with an affiliate of The Blackstone Group L.P., pursuant to which a Blackstone affiliate will acquire Dynegy for $4.50 in cash per share of Dynegy common stock.

This update addresses, among other things:

•
The reasons why Dynegy is currently in no position to pay a dividend to stockholders, and how under no scenario as a public company would Dynegy’s Board of Directors be able to sell substantial assets at current valuation levels and dividend the sale proceeds to stockholders;

•
The fact that Dynegy’s Board carefully considered and decided not to pursue the sale of various asset packages on a stand-alone basis because it would have added significant additional financial and operating risk to Dynegy and its stockholders;

•
Analysis from independent sell-side analysts and rating agencies that provides support for the Dynegy Board’s conclusion that the Blackstone transaction is the best alternative available to Dynegy’s stockholders;

•	The fact that Dynegy’s future financial position could be even worse than what has been forecasted, in light of deteriorating market conditions and other factors; and
•	The significant downside risk to Dynegy stockholders should the Blackstone transaction not be approved and completed.

The complete investor presentation will be available in the “Investor Relations” section of Dynegy’s website at www.dynegy.com or at the SEC’s website, www.sec.gov.

The following letter is being mailed to Dynegy’s stockholders reiterating the Board’s recommendation that stockholders vote FOR the proposal to adopt the merger agreement with an affiliate of Blackstone at Dynegy’s November 17, 2010 Special Meeting of Stockholders:

October 19, 2010

Dear Stockholders:

Dynegy’s Special Meeting of Stockholders on November 17, 2010 is fast approaching.  At the Special Meeting, you will be asked to make a crucial decision regarding your investment in Dynegy: to consider, and vote upon, a proposal to adopt the merger agreement providing for the acquisition of Dynegy by an affiliate of The Blackstone Group L.P. for $4.50 per share in cash.

Your Board of Directors believes this transaction is in the best interest of Dynegy’s stockholders because it provides immediate, certain and fair value for your shares while reducing the considerable downside risk facing Dynegy if the Blackstone transaction is not approved and completed.  Your Board recommends that stockholders vote FOR the proposal to adopt the merger agreement on the enclosed proxy card today.

The purpose of this letter is to set the record straight and remind stockholders of a number of key facts regarding the Blackstone transaction and why your Board believes that Blackstone’s $4.50 per share cash offer is in the best interest of Dynegy and its stockholders.

EXECUTING A SALE OF ASSETS ON A STAND-ALONE BASIS WOULD NOT CREATE VALUE AND WOULD ADD SIGNIFICANT FINANCIAL AND OPERATIONAL RISK TO DYNEGY AND ITS STOCKHOLDERS

Your Board, together with its independent financial advisors, analyzed several strategic alternatives, including remaining as a stand-alone company and selling various asset packages.  Your Board determined not to pursue an asset sale on a stand-alone basis, including the sale of the four natural gas-fired assets proposed to be sold to NRG Energy, Inc. (the “NRG transaction”) concurrently with the closing of the Blackstone transaction, for several reasons, including:

•	Such an asset sale is not permitted under Dynegy’s existing $1.9 billion credit facility and, if undertaken, would result in the loss of that facility;
•	Dynegy’s $1.1 billion in negative projected cash flows would be increased by an asset sale by $365 million, resulting in a total negative cash flow of $1.5 billion over the next five years;
•
Proceeds of an asset sale would need to replace Dynegy’s existing collateral needs and help fund the $1.5 billion of projected negative cash flows on Dynegy’s remaining assets over the next five years;

•	Dynegy’s leverage and overall financial risk would increase, limiting its future access to the capital markets; and
•	Dependence on the Midwest coal market would increase, exacerbating Dynegy’s risks associated with regulatory and environmental uncertainties and sensitivity to delivered coal costs.

Even if Dynegy had executed the NRG transaction on a stand-alone basis, Dynegy’s cash requirements would be significantly higher than its sources of liquidity.  In fact, even assuming receipt of the proceeds from such a sale, Dynegy would expect to restructure its balance sheet to reduce debt and thereby reduce fixed costs.  Dynegy anticipates that this restructuring would include some combination of issuing equity, equity-linked securities or debt for equity swaps, or further asset sales at depressed prices, which would be dilutive to current stockholders.

Contrary to what has been reported in certain news articles, even if Dynegy had executed the NRG transaction on a stand-alone basis, Dynegy would currently be in no position to pay stockholders a special dividend. In addition to the limitations contained in Dynegy’s credit agreement, given Dynegy’s current financial forecasts, a dividend would not be permitted as a public company under Delaware law.1  Under no scenario as a public company would Dynegy be able to sell substantial assets at current valuation levels and dividend the proceeds to stockholders.  In fact, it would not be prudent for any public company in Dynegy’s current financial condition to issue a dividend.2

In its recent report on October 1st, Moody’s underscored the liquidity challenges facing Dynegy3:

•
“DHI's speculative liquidity rating remains unchanged at SGL-4 reflecting our concern about DHI's internal liquidity sources over the next four quarters given the amount of negative free cash flow expected to be generated by the company, and the expected increased reliance by the company on cash on hand or borrowings under its secured revolving credit facility to fund negative free cash.”

•
“We understand that the company's ability to remain compliant with the EBITDA to interest covenant in the current DHI revolver will become more challenging given that the covenant test gradually increases over time during the next twelve months.”

•
“Based on our assessment of these public filings, Dynegy's financial profile is expected to be quite fragile, particularly during 2011 and 2012, when the company is projected to generate both negative operating cash flow and negative free cash flow due to weak operating margins and the required funding of their capital investment programs.”

Dynegy’s Board believes the Blackstone transaction provides certainty and fair value to stockholders and is the best alternative available to Dynegy.  Unrealistic and unsubstantiated market speculation regarding Dynegy’s stand-alone options will significantly harm stockholder value if the Blackstone transaction is not completed.

THE ANALYSIS OF NUMEROUS INDEPENDENT SELL-SIDE ANALYSTS APPEARS TO SUPPORT YOUR BOARD’S CONCLUSION THAT THE BLACKSTONE TRANSACTION IS THE BEST ALTERNATIVE AVAILABLE FOR DYNEGY’S STOCKHOLDERS

Your Board believes Blackstone’s cash offer of $4.50 per share provides Dynegy stockholders with full, fair and immediate value and is in the best interest of Dynegy and its stockholders.  In making its recommendation to stockholders to vote FOR the adoption of the merger agreement with Blackstone, your Board determined that the Blackstone transaction removes the substantial challenges of a stand-alone strategy.  These challenges include, but are not limited to:

•	Low and declining commodity prices;
•	Continued economic weakness;
•	Dynegy’s challenging financial position; and
•	Regulatory and environmental risk and uncertainty.

_______________________________
1 Based on Dynegy’s current financial condition and forecasts, Dynegy does not believe it presently has sufficient statutory surplus to support a dividend.
2 Dynegy’s leverage is approximately 10 x, compared to peer group leverage of approximately 3.5 x-6.5 x
3 The research analyst materials in this letter were taken from published research analyst reports.  The research analysts and their respective organizations have not consented to the inclusion of materials from their research reports in these materials, and the use of materials from these research reports does not represent any recommendation by the analysts or their respective organizations as to how to vote in respect of the Merger. Dynegy is rated CCC by Moody’s.

Dynegy will continue to face significant challenges in the near- to medium-term that pose significant risks and operating limitations for Dynegy.  If the Blackstone transaction does not close, Dynegy stockholders could lose significant and immediate value and face future dilution and further loss of investment.

But don’t just take our word for it.  The analysis of numerous independent sell-side financial analysts, who have a deep understanding of Dynegy’s financial condition and the power generation industry, appears to support your Board’s conclusion that the Blackstone transaction is the best alternative available for Dynegy’s stockholders:

•
“[The] [c]urrent $4.50/sh offer appears reasonable as market outlook remains challenging for the next few years.  We continue to believe Blackstone's offer price remains a reasonable deal for current shareholders, especially as natural gas pricing has maintained its downward trend.” – Daniel W. Scott, Dahlman Rose & Co., October 6, 2010

•	“We believe there is significant risk to voting down the [Blackstone] offer. For one thing estimated net debt/EBITDA in 2012 is 14x.” – Gregg Orrill, Barclays Capital, October 8, 2010

•
“DYN/BX deal less certain, but still too risky to play for upside.  Despite DYN stock occasionally trading above $5.00 in recent past, we were not willing to bite on the “better bid in the wings” hypothesis post [Blackstone]’s $4.50/sh offer... we see downside risk at current DYN price level still outweighing any near-term upside.”  – Brandon Blossman, Tudor, Pickering, Holt & Co., October 11, 2010

•
“Since the deal was announced on August 13th, Dynegy’s short run economics have been deteriorating. The forward price of Natural Gas, which sets the price utilities and municipalities pay for power, has dropped 9% since the deal was announced, and 21% from management’s expectations at the 2011 end of the curve. Dynegy’s cash liquidity needs, which we effect for the NRG asset sale, will still be in excess of $1.1B for the next five years. Moreover, Dynegy’s cash needs are increasing. What looked like a cheap levered option for Blackstone is rapidly becoming more expensive.” – Stephen Grahling, Jefferies & Co., October 5, 2010

•
“DYN value is very sensitive to assumptions. Time to return to a balanced supply demand power market is one of two big drivers for our IPP NAVs (the other being nat gas prices). Our base DYN assumption is a weighted average of 6 years to reach market equilibrium resulting in a $3.25/sh NAV, ~25% below BX’s take out offer.” – Brandon Blossman, Tudor Pickering Holt, October 11, 2010

THE BLACKSTONE TRANSACTION IS THE CULMINATION OF A LENGTHY AND EXTENSIVE EVALUATION OF STRATEGIC ALTERNATIVES TO MAXIMIZE VALUE FOR DYNEGY STOCKHOLDERS… AND THE BLACKSTONE TRANSACTION IS THE ONLY OFFER AVAILABLE TO DYNEGY STOCKHOLDERS

Your Board carefully considered the strategic alternatives available to Dynegy, including remaining as a stand-alone company and the sale of various asset packages.  Furthermore, Dynegy's financial advisors solicited interest from 16 potential acquirers or merger partners over the last two years, but no transaction other than the Blackstone transaction materialized.

Following the announcement of the Blackstone transaction, Dynegy and its financial advisors undertook an exhaustive 40-day “go-shop” process, which included the solicitation of 42 potentially interested parties (eight of which signed confidentiality agreements).  Despite these efforts, not one of the 42 parties submitted a proposal, much less one that was superior to the Blackstone offer.

It is also worth noting that Dynegy’s “go-shop” process was a broad, public process that the financial and industry communities at large were aware of, and any interested party had every opportunity to submit what it felt constituted a superior offer to the Blackstone offer.  No party made any such offer.

Independent financial analysts have noted that Dynegy’s “go-shop” and strategic alternatives processes were comprehensive and allowed ample time to solicit superior offers to the Blackstone transaction:

•	“We believe the go-shop period was long enough that a competing bidder would likely be known by now.” – Andrew Smith, JP Morgan, September 23, 2010

•
“Fair to say no rock left unturned over the years in the search to find a buyer for DYN. The company has been quietly marketed for ~5 years, aggressively so for the last two with few interested parties getting beyond initial due diligence.” – Brandon Blossman, Tudor Pickering Holt, October 11, 2010

YOUR VOTE IS IMPORTANT –
PLEASE VOTE FOR THE BLACKSTONE TRANSACTION TODAY

Your vote is extremely important, no matter how many or how few shares you own.  The affirmative vote of holders of a majority of Dynegy’s outstanding shares is required to approve the proposal to adopt the merger agreement.  Failing to vote has the same effect as a vote against the proposal to adopt the merger agreement.  Please take a moment to vote FOR the proposal to adopt the merger agreement today – by telephone, by Internet or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

For more information, please see Dynegy’s definitive proxy statement, which was filed with the
SEC on October 4, 2010; an Investor Presentation that was filed with the SEC on October 5, 2010 and an update to that Investor Presentation that will be filed with the SEC on October 19, 2010; and a letter to stockholders that was filed with the SEC and issued as a press release on October 6, 2010.  Your Board urges all Dynegy stockholders to review the definitive proxy statement and other materials as they contain important detailed information about the merger agreement and the reasons why Dynegy’s Board approved the merger agreement.

If you have any questions or need assistance voting your shares, please contact MacKenzie Partners, Inc., Dynegy’s proxy solicitor, by calling toll-free at (800) 322-2885 or (212) 929-5500 (call collect) or by e-mailing dynegy@mackenziepartners.com.

Thank you for your support.

Sincerely,

/s/ Bruce A. Williamson

Bruce A. Williamson
Chairman, President and CEO

Cautionary Statement Regarding Forward-Looking Statements

This release contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements". All statements included or incorporated by reference in this release, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "estimate", "project", "forecast", "plan", "may", "will", "should", "expect" and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following: (i) the timing and anticipated benefits to be achieved through our 2010-2013 company-wide cost savings program; (ii) beliefs and assumptions relating to liquidity, available borrowing capacity and capital resources generally; (iii) expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change, air emissions, cooling water intake structures, coal combustion byproducts, and other laws and regulations to which we are, or could become, subject; (iv) beliefs about commodity pricing and generation volumes; (v) anticipated liquidity in the regional power and fuel markets in which we transact, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties; (vi) sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof; (vii) beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market, including the potential for a market recovery over the longer term; (viii) the effectiveness of our strategies to capture opportunities presented by changes in commodity prices and to manage our exposure to energy price volatility; (ix) beliefs and assumptions about weather and general economic conditions; (x) beliefs regarding the U.S. economy, its trajectory and its impacts, as well as Dynegy’s stock price; (xi) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability; (xii) beliefs and expectations regarding the Plum Point Project; (xiii) expectations regarding our revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments; (xiv) our focus on safety and our ability to efficiently operate our assets so as to maximize our revenue generating opportunities and operating margins; (xv) beliefs about the outcome of legal, regulatory, administrative and legislative matters; (xvi) expectations and estimates regarding capital and maintenance expenditures, including the Midwest Consent Decree and its associated costs; and (xvii) uncertainties associated with the proposed merger of Dynegy and an affiliate of Blackstone (the “Merger”),  including uncertainties relating to the anticipated timing of filings and approvals relating to the Merger and the sale by an affiliate of Blackstone of certain assets to NRG Energy, Inc. (the "NRG Sale"), the outcome of legal proceedings that have been or may be instituted against Dynegy and/or others relating to the Merger and/or the NRG Sale, the expected timing of completion of the Merger and the NRG Sale, the satisfaction of the conditions to the consummation of the Merger and the NRG Sale and the ability to complete the Merger and the NRG Sale.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Dynegy filed a definitive proxy statement with the SEC on October 4, 2010, and commenced mailing the definitive proxy statement and form of proxy to the stockholders of Dynegy. BEFORE MAKING ANY VOTING DECISION, DYNEGY'S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Dynegy’s stockholders are able to obtain, without charge, a copy of the definitive proxy statement and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Dynegy’s stockholders are also able to obtain, without charge, a copy of the definitive proxy statement and other relevant documents by directing a request by mail or telephone to Dynegy Inc., Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, telephone: (713) 507-6400, or from Dynegy’s website, http://www.dynegy.com.

PARTICIPANTS IN THE SOLICITATION

Dynegy and its directors and officers may be deemed to be participants in the solicitation of proxies from Dynegy’s stockholders with respect to the Merger. Information about Dynegy’s directors and executive officers and their ownership of Dynegy’s common stock is set forth in the proxy statement for Dynegy’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2010. Stockholders may obtain additional information regarding the interests of Dynegy and its directors and executive officers in the Merger, which may be different than those of Dynegy’s stockholders generally, by reading the definitive proxy statement filed with the SEC on October 4, 2010 and other relevant documents regarding the Merger when filed with the SEC.

If you have any questions, require assistance in voting your shares, or need additional copies of Dynegy’s proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
dynegy@mackenziepartners.com
(212) 929-5500 (call collect)
Or
TOLL-FREE (800) 322-2885

About Dynegy Inc.

Through its subsidiaries, Dynegy Inc. produces and sells electric energy capacity and ancillary services in key U.S. markets. The power generation portfolio consists of approximately 12,200 megawatts of baseload, intermediate and peaking power plants fueled by a mix of natural gas, coal and fuel oil. For more information, please visit www.dynegy.com.

Cautionary Statement Regarding Forward-Looking Statements

This release contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements". All statements included or incorporated by reference in this release, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "estimate", "project", "forecast", "plan", "may", "will", "should", "expect" and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following: (i) the timing and anticipated benefits to be achieved through our 2010-2013 company-wide cost savings program; (ii) beliefs and assumptions relating to liquidity, available borrowing capacity and capital resources generally; (iii) expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change, air emissions, cooling water intake structures, coal combustion byproducts, and other laws and regulations to which we are, or could become, subject; (iv) beliefs about commodity pricing and generation volumes; (v) anticipated liquidity in the regional power and fuel markets in which we transact, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties; (vi) sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof; (vii) beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market, including the potential for a market recovery over the longer term; (viii) the effectiveness of our strategies to capture opportunities presented by changes in commodity prices and to manage our exposure to energy price volatility; (ix) beliefs and assumptions about weather and general economic conditions; (x) beliefs regarding the U.S. economy, its trajectory and its impacts, as well as Dynegy’s stock price; (xi) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability; (xii) beliefs and expectations regarding the Plum Point Project; (xiii) expectations regarding our revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments; (xiv) our focus on safety and our ability to efficiently operate our assets so as to maximize our revenue generating opportunities and operating margins; (xv) beliefs about the outcome of legal, regulatory, administrative and legislative matters; (xvi) expectations and estimates regarding capital and maintenance expenditures, including the Midwest Consent Decree and its associated costs; and (xvii) uncertainties associated with the proposed merger of Dynegy and an affiliate of Blackstone (the “Merger”),  including uncertainties relating to the anticipated timing of filings and approvals relating to the Merger and the sale by an affiliate of Blackstone of certain assets to NRG Energy, Inc. (the "NRG Sale"), the outcome of legal proceedings that have been or may be instituted against Dynegy and/or others relating to the Merger and/or the NRG Sale, the expected timing of completion of the Merger and the NRG Sale, the satisfaction of the conditions to the consummation of the Merger and the NRG Sale and the ability to complete the Merger and the NRG Sale.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond our control.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Merger, Dynegy filed a definitive proxy statement with the SEC on October 4, 2010, and commenced mailing the definitive proxy statement and form of proxy to the stockholders of Dynegy. BEFORE MAKING ANY VOTING DECISION, DYNEGY'S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Dynegy’s stockholders are able to obtain, without charge, a copy of the definitive proxy statement and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Dynegy’s stockholders are also able to obtain, without charge, a copy of the definitive proxy statement and other relevant documents by directing a request by mail or telephone to Dynegy Inc., Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, telephone: (713) 507-6400, or from Dynegy’s website, http://www.dynegy.com.

PARTICIPANTS IN THE SOLICITATION

Dynegy and its directors and officers may be deemed to be participants in the solicitation of proxies from Dynegy’s stockholders with respect to the Merger. Information about Dynegy’s directors and executive officers and their ownership of Dynegy’s common stock is set forth in the proxy statement for Dynegy’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2010. Stockholders may obtain additional information regarding the interests of Dynegy and its directors and executive officers in the Merger, which may be different than those of Dynegy’s stockholders generally, by reading the definitive proxy statement filed with the SEC on October 4, 2010 and other relevant documents regarding the Merger when filed with the SEC.

CONTACT:

Media: David Byford, 713-767-5800 Judy Wilkinson / Matt Sherman Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	Analysts: Laura Hrehor, 713-507-6466 Mark Harnett / Bob Marese Mackenzie Partners, Inc. 212-929-5500